January 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:               Mr. Jeffrey Lewis

Mr. Wilson Lee

Mr. Christopher Dunham

Ms. Mary Beth Breslin

Re:	Chenghe Acquisition Co. (CIK 0001856948)

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted on December 8, 2021

Dear Messrs. Lewis, Lee, Dunham and Ms. Breslin:

On behalf of our client, Chenghe Acquisition Co., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 24, 2022 (the “Comment Letter”), relating to the above-referenced amendment No. 2 to draft registration statement on Form S-1 submitted to the Commission on December 8, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing via EDGAR a revised Draft Registration Statement on Form S-1 (“Revised Draft Registration Statement”), which reflects certain updated information, including the Company’s audited financial data as of December 31, 2021.

For ease of reference, we have set forth below each of the numbered comments contained in the Comment Letter, in bold, and the Company’s responses thereto. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 8, 2021

Cover Page

1.	We note your revisions in response to comment 1. Please also revise to disclose the material dates for the DSL, Draft Measures of Cybersecurity Review, and Draft Measures for Internet Data Security, such as their announcement, adoption, etc. Please further revise to specify the “recent statements and regulatory actions by the relevant organs of the PRC government” related to VIEs and anti-monopoly enforcement actions and disclose why these recent statements and actions may have a material adverse impact on your ability to conduct business, accept foreign investments, or list on a U.S. or another international securities exchange. Please further revise to enhance your description of the legal and operational risks associated with being based in Hong Kong even if you decide to pursue an initial business combination outside of the PRC. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in Mainland China, Hong Kong and Macau, and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Revised Draft Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

United States Securities and Exchange Commission
January 28, 2022

2.	We note your revisions in response to comment 5. Please revise your cover page to disclose your intentions to distribute earning or settle amounts owed under any VIE agreements if you decide to consummate your initial business combination with a target business based in or primarily operating in the PRC. Please further revise your cover page to enhance your discussion of any restrictions of foreign investments, as well as how these “may impact the ability to transfer cash between entities [or] across borders.” Please further revise your summary to enhance your discussion of capital controls and currency conversion, consistent with your disclosure on page 97.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in Mainland China, Hong Kong and Macau, and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Revised Draft Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

Summary

Certain Considerations Relating to Our Corporate Structure…, page 14

3.	We note your revisions in response to comment 3. Please revise your description of the VIE organizational structure to reflect its unique risks to investors. For example only, we note disclosure that a combined company and/or its PRC subsidiaries “will exert control over” or “will control the VIEs,” however this appears to conflict with subsequent disclosure discussing why these contractual arrangements may be less effective than direct ownership. Similarly, please revise your cover page to remove the implication that this organizational structure has been formally approved by PRC authorities. In this regard, we note your disclosure that “a company based in the PRC may use a corporate structure without direct equity ownership held by foreign investors” or “a series of contractual arrangements may be entered into between the PRC operating entities.” Please further revise to enhance your disclosure on the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Here and in the Summary where you discuss the VIE structure, please also state, if true, that these contracts have not been tested in court.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in Mainland China, Hong Kong and Macau, and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Revised Draft Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

United States Securities and Exchange Commission
January 28, 2022

Implications of the HFCAA, page 16

4.	We note your revisions in response to comment 4. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 to page 82 of the Revised Draft Registration Statement.

Summary of Risk Factors, page 43

5.	We note your revisions in response to comment 6. Please revise to present your discussion of the risks that being based in Hong Kong poses to investors in a series or concise, bulleted or numbered statements. Please also revise to expand upon your discussion of risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also revise to include specific cross-references to the more detailed discussion of each of the risks in the prospectus.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in Mainland China, Hong Kong and Macau, and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Revised Draft Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

United States Securities and Exchange Commission
January 28, 2022

Risks Associated with Acquiring and Operating a Business in Foreign Countries, page 44

6.	In the first bullet point on page 45, where you discuss the potential delisting of your securities under the Holding Foreign Companies Accountable Act please expand to state that trading in your securities could be prohibited under the Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 to page 82 of the Revised Draft Registration Statement

Risk Factors, page 47

7.	We note your revision in response to comment 8 and reissue. Please revise to enhance your discussion of this risk as it applies to your current operations, as well as any search for a target company, and delete any indication that you are not currently subject to intervention or influence of the PRC government. In this regard we note, without limitation, your response letter dated October 28, 2021 that “the National People’s Congress of the PRC authorizes the Hong Kong Special Administrative Region to exercise” autonomy and power in accordance with the provisions of the Basic Law of the Hong Kong Special Administrative Region. Please also revise to highlight this risk as it applies to the business of any China-based company that you may target for an initial business combination, as well as your operations following any initial business combination. Please further revise to enhance your discussion of the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in Mainland China, Hong Kong and Macau, and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Revised Draft Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

8.	We note your revision in response to comment 9. Please revise to expand upon why “the list of potential businesses in [y]our focused industries for the initial business combination may be further narrowed or the ability of the combined company to list in the United States may be restricted.” For example only, it is unclear whether, how and when you propose to consider the referenced data security laws and regulations in the PRC during your search for a specific business combination target. Similarly, it is unclear how you will evaluate the combined companies’ ability to list in the United States, if at all, during your search for a target.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in Mainland China, Hong Kong and Macau, and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Revised Draft Registration Statement. Accordingly, we respectfully submit that this comment is no longer applicable to the Company.

United States Securities and Exchange Commission
January 28, 2022

Our securities may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB were unable…, page 91

9.	We note your risk factor disclosure about the Holding Foreign Companies Accountable Act. Please update your disclosure to reflect that the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, and revise your disclosure in this risk factor accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 to page 82 of the Revised Draft Registration Statement.

* * *

United States Securities and Exchange Commission
January 28, 2022

Please do not hesitate to contact Joel Rubinstein at +1 212 819 7642 of our New York office or via email at joel.rubinstein@whitecase.com; and Jessica Zhou at +852 2822 8725 of our Hong Kong office or via email at jessica.zhou@whitecase.com with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein

Joel Rubinstein

cc:        Shibin Wang, Chenghe Acquisition Co.